Exhibit 99.1

Maris-Tech Expands into the Ukrainian Drone Video Payload Market

Initial deployment of AI-powered edge video solutions based on Maris-Tech’s field-proven Jupiter product line

Rehovot, Israel, March 31, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)-based edge computing technology, today announced that it has initiated commercial activity related to the Ukrainian drone video payload market.

This activity is based on the Company’s Jupiter product line, which enables real-time video processing and AI at the edge for unmanned aerial vehicles (“UAVs”).

The Company’s solutions are designed to support intelligence gathering and situational awareness missions. These environments require reliable, low-latency video and onboard processing, particularly in bandwidth-constrained and operationally complex conditions.

The initial transaction was conducted through a third-party Israeli company, which purchased the systems and supplied them to end users in Ukraine.

Israel Bar, Chief Executive Officer of Maris-Tech, commented, “We view the Ukrainian drone market as a highly demanding operational environment that continues to drive rapid adoption of advanced video and AI technologies. We believe that this initial activity reflects the relevance of our solutions for drone-based applications requiring real-time intelligence and decision-making capabilities at the edge.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, unmanned ground vehicle (UGVs), armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the Company’s expansion into Ukraine, the anticipated applicability and adoption of its Jupiter platform for drone-based applications, and the expected benefits of its AI-powered edge video solutions for real-time intelligence, situational awareness, and decision-making. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; risks associated with operating through intermediaries and compliance with applicable laws and regulations; geopolitical, regulatory, and operational risks impacting international markets; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com